UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Roundy’s, Inc.

(Name of Subject Company)

Roundy’s, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

779268 101

(CUSIP Number of Class of Securities)

Robert A. Mariano

Chairman, President and Chief Executive Officer

Roundy’s, Inc.

875 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 231-5000

With copies to:

Richard J. Campbell, P.C.

Robert E. Goedert

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2015 (as amended from time to time, the “Schedule 14D-9”) originally filed by Roundy’s, Inc., a Delaware corporation (the “Company”), relating to the tender offer by KS Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Parent”), to purchase any and all of the shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $3.60 per share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 19, 2015.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the section below immediately following the last sentence of the paragraph under the heading “Item 8. Additional Information—Stockholder Approval Not Required” on page 30 of the Schedule 14D-9.

“Certain Litigation

Between November 16, 2015 and November 30, 2015, eight putative class action lawsuits were filed against the Company, the Company Board, Parent and Purchaser. Seven of the actions, captioned Ringwood v. Mariano, et al. (C.A. No. 15-cv-009467), Janner v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009468), McGuire v. Mariano, et al. (C.A. No. 15-cv-009493), Stein v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009509), Chmeleck v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009659), Johnson v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009699) and Fulghum v. Mariano, et al. (C.A. No. 15-cv-009769), were brought in the Circuit Court Civil Division of Milwaukee County in the State of Wisconsin (collectively, the “Actions”). An eighth action, captioned Ginsburg v. Roundy’s, Inc. et al. (C.A. No. 11730-VCL), was brought in the Delaware Court of Chancery but was subsequently voluntarily dismissed by the plaintiff without prejudice.

The remaining Actions challenge the Transactions and allege, among other things, that the Company Board breached its fiduciary duties in connection with the Transactions by failing to maximize shareholder value. Each of the Actions further alleges that Parent aided and abetted the alleged breaches. Certain of the Actions also allege that the Company and Purchaser aided and abetted the alleged breaches. Certain of the actions further allege that the November 19, 2015 Schedule 14D-9 filed by the Company is materially misleading. The Actions seek, among other things, injunctive relief preventing the consummation of the Transactions and rescission of the Transactions.

On November 23, 2015, Plaintiff in the Ringwood matter filed a motion seeking expedited discovery, in which the Janner plaintiff also joined. On December 4, 2015, the Company filed a motion to dismiss the Ringwood complaint. On December 8, 2015 and December 9, 2015, Plaintiffs in the Chmeleck and Ringwood matters, respectively, filed motions seeking to temporarily enjoin the Transactions. On December 10, 2015, the Company filed a motion to dismiss the Chmeleck complaint. A hearing took place on December 15, 2015, at which the court granted the Company’s motions to dismiss.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the fourth paragraph under the heading “Item 8. Additional Information—Regulatory Approvals. Antitrust” on page 36 of the Schedule 14D-9.

“On December 16, 2015, the FTC granted early termination of the waiting period under the HSR Act with respect to the Offer. On December 16, 2015, Parent filed Amendment No. 1 to the Schedule TO reflecting this early termination of the waiting period. A copy of Amendment No. 1 to the Schedule TO is filed as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the section below immediately following the last sentence of the paragraph under the heading “Item 8. Additional Information—Financial Projections” on page 37 of the Schedule 14D-9.

“Go-Shop Period Results

The Go-Shop Period expired at 11:59 PM, New York time on December 10, 2015 with no Acquisition Proposal received by the Company.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(G)	Amendment No. 1 to the Schedule TO filed by KS Merger Sub Inc. and The Kroger Co. on December 16, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Roundy’s, Inc.

By:	/s/ EDWARD G. KITZ
Edward G. Kitz
Group Vice President — Legal, Risk and Treasury

December 16, 2015